SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

Catalyst Biosciences, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
14888D208
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 25, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 12 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14888D208	13D/A3	Page 2 of 12

1	NAME OF REPORTING PERSON
Julian Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
660,432
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
660,432
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
660,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.11%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	14888D208	13D/A3	Page 3 of 12

1	NAME OF REPORTING PERSON
JDS1, LLC[2]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
660,432[3]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
660,432[4]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
660,432[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.11%

14	TYPE OF REPORTING PERSON*
OO

2 Mr. Singer as managing member of JDS1, LLC has sole dispositive and voting power with respect to shares of the Issuer owned by JDS1, LLC.

3 See FN 2.

4 See FN 2.

5 See FN 2.

CUSIP No.	14888D208	13D/A	Page 4 of 12

1	NAME OF REPORTING PERSON
CCUR Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
305,400
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
305,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
305,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.97%

14	TYPE OF REPORTING PERSON*
CO

CUSIP No.	14888D208	13D/A	Page 5 of 12

1	NAME OF REPORTING PERSON
David S. Oros

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
208,600
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
208,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
208,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.67%

14	TYPE OF REPORTING PERSON*
IN

REPORT ON SCHEDULE 13D

The following constitutes Amendment No. 3 (the “Amendment No. 3”) to the statement on Schedule 13D filed on July 23, 2019 (as amended by Amendment No. 1 filed December 31, 2019, and Amendment No. 2 filed January 17, 2020, the “Statement”) relating to the common stock (CUSIP Number: 14888D208), par value $0.001 per share (“Common Stock”), of Catalyst Biosciences, Inc. (the “Issuer” or “Company”).

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a)        This Statement is being filed by:

(i)	CCUR Holdings, Inc., a Delaware corporation (“CCUR”), with respect to the shares of Common Stock directly owned by it;

(ii)	JDS1, LLC, a Delaware limited liability company (“JDS1”), with respect the shares of Common Stock directly owned by it;

(iii)	David S. Oros, with respect to the shares of Common Stock directly owned by him; and

(iv)	Julian Singer, as a managing member of JDS1.

Each of CCUR, JDS1, Messrs. Oros and Singer is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing agreement attached hereto and incorporated herein. Accordingly, the Reporting Persons are hereby filing a joint Statement.

(b)       The principal business address of CCUR is 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756. The principal business address of each of JDS1 and Mr. Singer is 2200 Fletcher Avenue, Suite 501 Fort Lee, New Jersey 07024. The principal business address of Mr. Oros is 702 W. Lake Avenue, Baltimore, Maryland 21210.

(c)        The principal business of CCUR is as a long-term capital company. The principal business of JDS1 is investing in securities and engaging in all related activities and transactions. Mr. Oros’ principal occupation is serving as the Founding Partner of Gamma 3 LLC. Mr. Singer’s principal occupation is investing assets held in JDS1 and other entities.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Messrs. Oros and Singer are citizens of the United States of America. The citizenship of the persons listed of Schedule A is set forth therein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated as follows:

All of the securities held by the Reporting Persons were purchased by funds generated and held by the Reporting Persons. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $9,939,411.76.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated as follows:

The Reporting Persons believe that shareholder value is at immediate risk unless the Issuer eliminates the classified Board, drastically reforms its governance and Board structure, and engages an independent financial advisor to explore strategic alternatives, including a sale of the Issuer or its assets.

The Reporting Persons seek the immediate end to stock offerings that depress the stock price. They also seek immediate wholesale changes in the Board of Directors to include more qualified directors as well as wholesale changes in senior management.

The following recent developments underscore the urgent need for change and create pressure on the Board to act now, before shareholder value is further eroded. Specifically, the Reporting Persons oppose the following actions by the Issuer and believe that immediate changes are warranted as follows:

•	Continual stock issuances have led to a sharp decline in stock price, which fell by almost half during 2021. Stock issuances must cease immediately.
•	The Issuer admits in public filings that management may invest or spend the cash raised in dilutive offerings in ways that shareholders oppose or that may not yield a significant return. The Issuer must be candid with shareholders about its apparent lack of strategic plans. If there is no viable strategic plan, there should be a sale of the company
•	On October 15, 2021, the Issuer filed to issue yet more equity “at the market” to use for “general corporate purposes,” while admitting that significant sales of common stock, or the perception of future sales, could further depress the stock price. Stock sales must cease immediately.
•	Three members of senior management siphoned off $1.2 million in cash salaries in 2020 and received stock grants while the stock price continued to fall and shareholders lost equity value. Executive compensation is out of line with Issuer performance and should be shifted toward performance-based incentives.
•	Recent disclosures raise questions about governance and oversight, including the departure of the CFO “for personal reasons” in October 2021, just prior to the most recent equity offering. The CFO then entered into a consulting agreement with the Issuer. Investors are entitled to understand why the CFO had a short tenure and to receive full disclosure about financial oversight of the Issuer.
•	Two months earlier, in August 2021, the Chief Medical Officer “retired,” another example of executive turnover. The lack of experienced senior leadership further argues for a sale of the company.
•	At the annual meeting, 2,756,965 votes were withheld from Errol B. De Souza, the chair of the compensation committee, evidencing shareholder dissatisfaction with his qualifications and performance as a director. Likewise, 2,118,540 votes were cast against the Issuer’s executive compensation. Mr. De Souza should respect this warning from shareholders and resign immediately.

We believe that current Board members lack operational, financial and industry expertise necessary to guide the Issuer to profitability and deploy limited financial resources effectively. Immediate action is needed to add new directors who have the necessary qualifications and independence from management and who will commit to serve shareholder interests. The relatively small percentage of shares of outstanding Common Stock owned by members of the Board further demonstrates a lack of alignment with shareholders, and the pressing need for directors to step down.

We urge Augustine Lawlor to step down as Chairman in light of his overly long tenure as a director and his commitments to serving on other boards, and urge the Board to appoint a leader who will focus on shareholder interests and value creation.

The Reporting Persons have engaged in lengthy communications and engagement with the Issuer, as detailed in the Statement, advocating for governance reforms and shareholder interests. In spite of these efforts, the Board and management have failed to take the necessary steps to monetize value from the Issuer’s valuable assets as the stock price continues to fall.

On July 22, 2019, the Reporting Persons delivered a Letter to the Issuer’s Board of Directors expressing their concerns with the Issuer’s precipitous value destruction and prolonged share price underperformance relative to the S&P 500 and Dow Jones Industrial Average.

In the Letter, the Reporting Persons stated their belief that the Issuer has strong potential for success as a clinical-stage biopharmaceutical company, noting success in certain clinical trials. The Reporting Persons urged the Board to act to restore investor confidence and maximize shareholder value, including by adding shareholder representation on the Board, adopting best practices for good corporate governance and retaining an investment bank as an independent adviser to evaluate potential strategic alternatives.

The Reporting Persons specifically noted the following poor governance practices weighted negatively by Institutional Shareholder Services (ISS):

•	A classified Board in which directors serve staggered, three year terms, at a time when shareholders need to be able to timely and decisively voice their disapproval with the Board’s complacency.
•	A lack of diversity on the Board, a plurality voting standard in electing directors with no director resignation policy, and a supermajority voting requirement to amend the Issuer’s governing documents.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is incorporated herein by reference as Exhibit 99.1.

On January 13, 2020, the Reporting Persons entered into a Cooperation Agreement with the Issuer pursuant to which Sharon Tetlow and Geoffrey Ling, M.D. were appointed as directors of the Issuer, effective on January 15, 2020.

The Reporting Persons believe that the addition of two directors as contemplated by the Cooperation Agreement has proven to be insufficient to achieve much needed governance reforms, and therefore urge the Board to make fundamental changes in management and governance as described above.

The description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is incorporated by reference as Exhibit 99.3.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 31,365,701 shares of Common Stock outstanding on July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 5, 2021.

A.	CCUR
(a)	As of the date hereof, CCUR beneficially owns 305,400 shares of Common Stock, which shares are held directly by CCUR.

Percentage: Approximately 0.97%

(b)	1. Sole power to vote or direct vote: 305,400

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 305,400

4. Shared power to dispose or direct the disposition: 0

(c)	CCUR has not entered into any transactions in the shares of Common Stock during the past sixty days.

B.	JDS1
(a)	As of the date hereof, JDS1 beneficially owns 660,432 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 2.11%

(b)	1. Sole power to vote or direct vote: 660,432

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 660,432

4. Shared power to dispose or direct the disposition: 0

(c)	JDS1 has not entered into any transactions in the shares of Common Stock during the past sixty days.

C.	Mr. Oros

(a)	As of the date hereof, Mr. Oros beneficially owns 208,600 shares of Common Stock, which shares are held directly by him.

Percentage: Approximately 0.67%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 208,600

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 208,600

(c)	Mr. Oros has entered into the following transactions in the shares of Common Stock during the past sixty days.

Date of Transaction	Amount of Shares Sold	Price Per Share ($)
8/24/21	2,000	4.1151
8/26/21	1,000	4.3802
8/27/21	3,000	4.6042
8/31/21	2,800	4.6700
8/31/21	2,000	4.8646
9/14/21	3,000	4.7834
9/17/21	8,500	5.0000
9/23/21	1,500	4.8045
10/14/21	2,00	4.1610

D.	Mr. Singer

(a)	As of the date hereof, Mr. Singer, as a managing member of JDS1, beneficially owns 660,432 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 2.11%

(b)	1. Sole power to vote or direct vote: 660,432

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 660,432

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Singer has not entered into any transactions in the shares of Common Stock during the past sixty days.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
(e)	Not Applicable.

Item 7. Material to be Filed as Exhibits.

99.1	Letter to the Board, dated July 22, 2019 (incorporated by reference to Exhibit 99.1 to the Original 13D filed by the Reporting Persons with the SEC on July 23, 2019).

99.2	Joint Filing Agreement by and among the Reporting Persons, dated October 25, 2021 (filed herewith).

99.3	Cooperation Agreement, dated January 13, 2020, by and among Catalyst Biosciences, Inc., CCUR Holdings, Inc., Wayne Barr, Jr., JDS1, LLC, David S. Oros and Julian Singer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Catalyst Biosciences, Inc. with the SEC on January 17, 2020).

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2021

CCUR HOLDINGS, INC.

By:	/s/ Igor Volshteyn
Name:	Igor Volshteyn
Title:	CEO and President

JDS1, LLC

By:	/s/ Julian Singer
Name:	Julian Singer
Title:	President

/s/ David S. Oros
DAVID S. OROS

/s/ Julian Singer
JULIAN SINGER

SCHEDULE A

Directors and Officers of CCUR Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Igor Volshteyn	President and Chief Executive Officer of CCUR Holdings, Inc.	3800 N Lamar Boulevard Suite 200 Austin, TX 78756	USA
David Nicol	Advisor for technology-based businesses	3800 N Lamar Boulevard Suite 200 Austin, TX 78756	USA
Steven G. Singer	Consultant for Remus Holdings Inc.	3800 N Lamar Boulevard Suite 200 Austin, TX 78756	USA